Joint Media Release	22 May 2018
No. 07/18

KRISFLYER PARTNERS WITH POINTS
TO EXPAND REDEMPTION OPTIONS FOR
FREQUENT FLYER PROGRAMME

Members of Singapore Airlines' KrisFlyer programme can now use KrisFlyer miles to redeem for over 300,000 hotels and 29,000 car rental locations globally via ‘KrisFlyer vRooms’

KrisFlyer, the frequent flyer programme of Singapore Airlines Group, and Points, the global leader in powering loyalty commerce, launched ‘KrisFlyer vRooms,’ a dedicated platform for KrisFlyer members to redeem miles for hotels and car rental services.

The strategic partnership will enable KrisFlyer members to use their miles to book over 300,000 competitively-priced hotels and over 29,000 car rental locations around the globe. Through a single integration with the Points’ Loyalty Commerce Platform, which powers Points Travel services, KrisFlyer’s over 3.5 million members will have the flexibility to fully redeem with miles or make a partial redemption by mixing miles with cash on krisflyervrooms.com. Members can start redeeming their miles from a minimum of 1,500 KrisFlyer miles.

“With KrisFlyer vRooms, members have an additional option to use their miles. Hotels and car rentals are a perfect complement to KrisFlyer as a frequent flyer programme, as these redemption options extend through the travel category. We are committed to constantly enhancing the benefits of the KrisFlyer programme, and with this new seamless redemption process, members can enjoy a more rewarding experience with our programme,” said Singapore Airlines Senior Vice President Marketing Planning, Mr Tan Kai Ping.

“We’re excited to team up with Singapore Airlines to develop KrisFlyer vRooms. Through Points' suite of loyalty commerce services, members have more opportunities to use their reward miles with more flexibility. This partnership will ultimately drive value for all stakeholders, as well as showcase their continued efforts to innovate,” said Rob MacLean, CEO of Points.

For more information, visit krisflyervrooms.com.

Joint Media Release	22 May 2018
No. 07/18

About Points

Points, publicly traded as Points International Ltd. (TSX:PTS) (Nasdaq:PCOM), provides loyalty e-commerce and technology solutions to the world's top brands to power innovative services that drive increased loyalty program revenue and member engagement. With a growing network of almost 60 global loyalty programs integrated into its unique Loyalty Commerce Platform, Points offers three core private or co-branded services: its Loyalty Currency Retailing service retails loyalty points and miles directly to consumers; its Platform Partners service offers any developer transactional access to dozens of loyalty programs and their hundreds of millions of members via a package of APIs; and its Points Travel service helps loyalty programs increase program revenue from hotel and car rental bookings, and provides more opportunities for members to earn and redeem loyalty rewards more quickly. Points is headquartered in Toronto with offices in San Francisco and London.

For more information, visit company.points.com, follow Points on Twitter (@PointsLoyalty) or read the Points blog. For Points' financial information, visit investor.points.com.

About KrisFlyer

KrisFlyer is the Singapore Airlines Group’s frequent-flyer programme. KrisFlyer members can earn miles when they travel on Singapore Airlines, SilkAir, Scoot as well as over 30 other partner airlines. KrisFlyer also collaborates extensively with over 200 non-airline partners worldwide ranging from banks to hotels, travel services and retail, so members can continue to earn miles for rewards even when they are not flying.

KrisFlyer members can redeem their miles for flights on over 30 world-class airlines to more than 1,000 destinations. KrisFlyer miles can also be redeemed for flight upgrades on Singapore Airlines, and SilkAir, Singapore Airlines’ regional carrier. In addition, KrisFlyer members have the option to mix their miles and cash when paying for their tickets, as well as to use miles to purchase advanced seat selection for more legroom in Economy Class, on Singapore Airlines flights, when booking on singaporeair.com. Members can also choose to convert their miles to points with selected partner loyalty programmes for more rewards on the ground.

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Joint Media Release	22 May 2018
No. 07/18

For further information, please contact:

Points Media Relations

Catherine Lowe, Manager, Corporate Communications
Tel: (1) 649-539-1310 (Canada)
Email: Catherine.lowe@points.com

Singapore Airlines Public Affairs
Tel: (65) 6541-5880 (office hours)
Tel: (65) 9753-2126 (after office hours)
E-mail: public_affairs@singaporeair.com.sg